Via Facsimile and U.S. Mail
Mail Stop 6010


							July 21, 2005


James H. Chamberlain
Chef Executive Officer, Chief Financial Officer and Director
Xtrana, Inc.
P.O. Box 668
Sedalia, Colorado 80135

Re:	Xtrana, Inc.
	Registration Statement on Schedule 14A
	Amendment No. 1
	Filed July 7, 2005
	File Number 001-14257

	Form 10-K for the year ended December 31, 2004
	File No. 001-14257

Dear Mr. Chamberlain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note your response to comment 4. We also note that on December
2, 2005 the Board approved the transaction and determined that the merger was fair to and in the best interests of Xtrana and its stockholders. However, the fairness opinion is dated April 21, 2005.
Please disclose what materials the Xtrana directors relied on in determining that the merger was fair to and in the best interests on the Xtrana shareholders.
2. We note your response to comment 6. Please provide us with a supplemental analysis, including the underling facts, supporting your determination that Rule 506 of Regulation D is available to you.

Background of the Merger, page 18
3. Please revise to clarify when The Mentor Group was hired and when their fairness opinion was delivered to the Board. The meeting at which the fairness opinion was presented should be described in this section. Additionally, the purpose of the fairness opinion is unclear given that it is dated after the Board had already voted to approve the merger. Please explain. Similarly, on page 28 the report of the fairness advisor is listed as one of the directors` reasons for the merger. Please advise or revise.

4. Please revise to describe the initial discussions between Mr.
Chamberlain and Mr. Snider in August 2004, including all dates, items discussed and individuals present.

5. Please explain how it was decided that that the Xtrana shareholders would retain 15% of the outstanding shares of the combined company.

6. Please explain how Dr. Gerdes revised Alpha Innotech`s technology and intellectual property rights.

7. We note your disclosure that the Board determined that Alpha Innotech provided the best potential for long term value to the Xtrana shareholders. When was the meeting at which this was determined? What was this determination based on? If there were any presentations made at this meeting, please describe the presentations and identify the persons making the presentations.

8. Please confirm that the only meetings that took place between Xtrana and Alpha Innotech were the initial discussions with Mr. Snider and Mr. Chamberlain, the August 30, 2004 meeting, the September 7 meeting and any meetings that took place while you were conducting due diligence.

9. Please explain what "investment representation letters" are.

Board of Directors` Reasons for the Merger, page 27

10. We note your response to comment 23. However, the discussion of the fairness opinion specifically states that they reviewed financial projections provided by Alpha Innotech`s management relating to Alpha
Innotech for the fiscal years ending December 31, 2005, 2006, 2007,
2008 and 2009. Therefore, our comment is reissued. Please provide us with the requested materials.

Opinion of Financial Advisor to the Board of Directors, page 23

11. We note your response to comment 24 and reissue the comment. The assumptions and limitations should be disclosed within the description of the opinion in the proxy statement. Additionally, the opinion itself references refers to conditions, scope of the engagement, limitations and understandings set forth in the engagement letter. These items should also be described in the discussion in the proxy statement.

12. We note your response to comment 26. It appears that the supplemental response that you are actually referring to net asset value, rather than liquidation value. Please revise your proxy statement to explain why liquidation value was not considered.

13. We note your response to comment 33. Please revise your proxy statement to include the information about the adjustments to the asset and liability values.

14. We note your response to comment 34. Please revise your proxy statement to include this discussion explaining Mentor`s conclusion relating to the fairness of the transaction.

Description of Xtrana Capital Stock, page 38

15. Please revise to disclose the range in exercise process of the outstanding options and warrants.

Alpha Innotech Business and Financial Information, page 39

16. Please revise to describe the strategic relationships and collaborations upon which Alpha Innotech is dependent, including the agreement with Digital Optical Imaging. The discussion should identify the other party to the agreement, describe each parties` responsibilities under the agreement, describe patents or licenses involved, identify the product that the parties are developing or have developed, quantify aggregate payments to date and future payments for each agreement, and disclose expiration dates and termination provisions.


Risk Factors, page 42

Alpha Innotech has a history of operating losses and may incur future losses, page 42

17. Please quantify Alpha Innotech`s losses for each of the last three years and disclose their accumulated deficit.

Alpha Innotech depends on a limited number of suppliers ..., page
43

18. If Alpha Innotech is dependent on any sole source suppliers, identify these suppliers and identify the products that are dependent on these components. Similarly, if Alpha Innotech is substantially dependent on and contract manufacturer, identify the party and the affected product in "Alpha Innotech`s dependence on contract manufacturing and outsourcing other portions of its supple chain may adversely affect its ability to bring products to market."

If Alpha Innotech is unable to maintain its relationships with collaborative partners ..., page 43

19. Please revise to identify the collaborative partners. If there are any circumstances that may affect Alpha Innotech`s ability to maintain these relationships, please revise to explain.

Alpha Innotech faces intense competition from other companies, page
44

20. Please revise to identify Alpha Innotech`s dominant competitors.

Financial Information, page 45

21. In response to prior comment 45, it does not appear that you provided all of the information requested. Please provide the historical and pro forma book value and earning per share information. Also include selected financial information for the two most recent annual periods. Refer to Items 3(f)(1) and 17(b)(4) of the Rules to Form S-4.

Appendix A Agreement and Plan of Merger

22. We note that you have omitted the schedules and exhibits. As these are part of the merger agreement, they are required to be filed with your proxy statement. Please file all schedules and exhibits with your next amendment. Providing these materials supplementally is not sufficient.


Financial Statements - Alpha Innotech Corporation - December 31,
2004

2.  Summary of Significant Accounting Policies, page C-15

Revenue Recognition, page C-17

23. Refer to your response to comment 57. The revised disclosure does not appear to address your policy as it relates to establishing the amounts assigned to the separate elements. Please revise this discussion to address this issue.

7.  Redeemable Convertible Preferred Stock, page C-24

24. Refer to your response to comment 59. It appears that the adjustment to the conversion price represents more than anti-dilution protection because the shareholders receive additional shares of common stock that they were not entitled to at the time of the issuance. As such it appears that the guidance in EITF 00-27 applies to this adjustment. Please provide to us your analysis of the impact of this guidance to the adjusted conversion price or further explain to us why you feel that this guidance does not apply.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact James Peklenk at (202) 551-3661 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director




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James H. Chamberlain
Xtrana, Inc.
Page 6